Exhibit 99.1

Biomica Successfully Completes Phase I Trial Enrollment for
Microbiome-Based Immuno-Oncology Drug

The final patient completes Phase I trial enrollment, evaluating safety and tolerability for Biomica's microbiome-based immuno-oncology drug, BMC128

REHOVOT, Israel, January 17, 2024. Biomica Ltd., a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics and a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), today announced that the final patient has been enrolled in its Phase I clinical trial.

Initiated on July 11, 2022, the Phase I trial was specifically designed to evaluate the safety and tolerability of Biomica's microbiome-based immuno-oncology drug candidate, BMC128, in combination with immune checkpoint inhibitor (ICI) immunotherapy, in patients with either non-small cell lung cancer (NSCLC), melanoma or renal cell carcinoma (RCC), who previously progressed on immunotherapy. Bristol Myers Squibb’s Opdivo® is the immune checkpoint inhibitor in the trial. The study takes place at The Davidoff Center and the Rambam Health Care Campus in Israel.
Biomica remains on track with preliminary results, and the first data point readout is expected in H1 2024.

Dr. Elran Haber, CEO of Biomica, stated: “We are pleased to complete the Phase 1 Proof of Concept study enrollment, marking a critical step forward in developing our groundbreaking BMC128. We are excited about the progress made thus far and confident about the potential of BMC128 to address the unmet needs in the treatment of ICI-refractory cancer patients."

About BMC128:
BMC128 is a rationally designed microbial consortium identified and selected through a detailed functional microbiome analysis using PRISM, a proprietary high-resolution microbiome analysis platform powered by MicroBoost AI tech engine.
Developed as a Live Bacterial Product (LBP), BMC128 is an LBP consortium comprised of four unique bacterial strains, natural inhabitants of the human intestinal tract, that harbor specific functional capabilities with the potential to enhance immunological therapeutic responses and facilitate anti-tumor immune activity through multiple biological processes.

Rationally-designed consortia are multi-strain products designed to restore diversity and specific functionality to a host's microbial community with individually selected, cultured bacteria.

About Biomica Ltd.:
Biomica is a clinical stage biopharmaceutical company developing innovative microbiome-based therapeutics utilizing PRISM system, a proprietary computational platform powered by Evogene's MicroBoost AI tech-engine. licensed from Evogene. Biomica aims to identify and characterize disease-related microbiome entities and to develop novel therapeutics based on these understandings. The company is focused on the development of therapies for antibiotic resistant bacteria, immuno-oncology, and microbiome-related gastrointestinal (GI) disorders. Biomica is a subsidiary of Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN).
For more information, please visit www.biomicamed.com.

About Evogene Ltd.:
Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI, and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene's subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

For more information, please visit www.evogene.com.

Forward-Looking Statements:

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates", "demonstrates" or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statement in this press release when it discusses safety and tolerability of Biomica's microbiome-based immuno-oncology drug candidate, BMC128, in combination with immune checkpoint inhibitor (ICI) immunotherapy and the success of BMC128 to address the unmet needs in the treatment of ICI-refractory cancer patients and the expected timing of the first data point readout in H1 2024. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene's reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections, and assumptions.

Contacts
Rachel Pomerantz Gerber
Head of Investor Relations at Evogene
rachel.pomerantz@evogene.com
Tel: +972-8-9311901